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                                                          Exhibit 12



                     SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                               (Dollars in millions)
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                                              Year Ended December 31,
                                           1998       1997     1996      1995    1994


Income Before Income Taxes from
   Continuing Operations . . . . . .     $2,326     $1,913   $1,606    $1,395  $1,227

Add : Fixed Charges
  Interest Expense . . . . . . . . .         19         40       45        57      56
  1/3 Rentals. . . . . . . . . . . .         19         15       12        11       9
  Capitalized Interest . . . . . . .          9         15       11        11      11
    Total Fixed Charges. . . . . . .         47         70       68        79      76

Less: Capitalized Interest . . . . .          9         15       11        11      11
Add : Amortization of
 Capitalized Interest. . . . . . . .          7          5        5         5       4

Earnings Before Income Taxes and
 Fixed Charges (other than
 Capitalized Interest) . . . . . . .     $2,371     $1,973   $1,668    $1,468  $1,296

Ratio of Earnings to Fixed Charges .         50         28       25        19      17


"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest).  "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.
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